Exhibit 99.1

SINA to Deliver Authorization Notice to Shareholders Validly Objecting to the Merger

BEIJING, December 28, 2020 — SINA Corporation (the “Company” or “SINA”) (Nasdaq: SINA), a leading online media company serving China and the global Chinese communities, will deliver authorization notice as required by the Companies Act of the Cayman Islands (the “Companies Act”) to all the shareholders who had validly objected to the previously announced “going private” merger prior to the vote being taken at the extraordinary general meeting of shareholders held on December 23, 2020. The merger, terms and conditions of which are set forth in the agreement and plan of merger, dated as of September 28, 2020 (the “Merger Agreement”), by and between New Wave Holdings Limited (“Parent”), New Wave Mergersub Limited and the Company, was duly approved in that extraordinary general meeting.

Prior to the vote being taken at the extraordinary general meeting, the Company had received notices of objection from certain shareholders (the “Objecting Shareholders”) that in the aggregate held approximately 21,528,295 ordinary shares of the Company, which amounted to approximately 35.9% of the total issued and outstanding shares of the Company. Given that the merger was duly approved at the extraordinary general meeting, the Company intends to deliver, on or prior to January 12, 2021 as required by the Companies Act, written notices of authorization (“Authorization Notice”) to all the Objecting Shareholders. Within 20 days immediately after the date on which the Authorization Notice is given, any Objecting Shareholder who elects to dissent is required under the Companies Act to give written notice of its decision to dissent (“Notice of Dissent”) to the Company stating its name and address and the number and class of the shares with respect to which it dissents and demanding payment of the fair value of its shares. Additional information regarding the processes of exercising the dissenters’ rights under the Companies Act can be found in the proxy statement attached as Exhibit (a)-(1) to the transaction statement on Schedule 13E-3, including the section entitled “Dissenters’ Rights” therein.

In the event that holders of more than 10% of the shares have validly delivered Notice of Dissent pursuant to the Companies Act, a condition to Parent’s obligation to consummate the merger will fail to be met and Parent will, in its sole discretion if it declines to waive that condition, be entitled to not proceed with the consummation of the merger and abandon the transactions contemplated by the Merger Agreement. The Board of Directors of the Company cautions the Company’s shareholders and the public that there can be no assurance that the merger and the other transactions contemplated by the Merger Agreement will be consummated, as substantial uncertainty exists with respect to whether the foregoing closing condition will be met and if not, whether Parent will agree to waive that condition and proceed to consummate the merger.

The Company will provide further updates as required by applicable law.

About SINA

SINA is a leading online media company serving China and the global Chinese communities. Its digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA mobile provides news information, professional and entertainment content customized for mobile users through mobile applications and mobile portal site SINA.cn.

Weibo is a leading social media platform for people to create, distribute and discover content. Based on an open platform architecture, Weibo provides unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Through these properties and other product lines, SINA offers an array of online media and social media services to its users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statements

This press release contains statements that express the Company’s current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (the “Act”). These forward-looking statements can be identified by terminology such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions.

Risks, uncertainties and assumptions include: uncertainties as to the expected benefits and costs of the proposed merger; the expected timing of the completion of the merger; the parties’ ability to complete the merger considering the various closing conditions; the possibility that financing may not be available; the possibility that various closing conditions to the merger may not be satisfied or waived; the effect of the announcement of the proposed merger or operational activities taken in anticipation of the merger on our business relationships, results of operations and business generally; the outcome of any legal proceedings that have been or may be instituted against us related to the Merger Agreement; the amount of the costs, fees, expenses and charges related to the merger; and other risks and uncertainties discussed in the Company’s filings with the SEC, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company in connection with the merger. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

Investor Relations
SINA Corporation
Phone: +86 10 5898 3336
Email: ir@staff.sina.com.cn

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